Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-271038

Issuer Free Writing Prospectus, dated June 18, 2024

ATMOS ENERGY CORPORATION

Final Term Sheet

5.900% Senior Notes due 2033 (constituting a further issuance of the 5.900% Senior Notes due

2033, of which $400,000,000 aggregate principal amount was issued on October 10, 2023)

This Free Writing Prospectus relates only to the 5.900% Senior Notes due 2033 of Atmos Energy Corporation and should be read together with the Preliminary Prospectus Supplement dated June 18, 2024.

Issuer:	Atmos Energy Corporation

Expected Ratings (Moody’s/S&P):*	A1 (Negative) / A- (Stable)

Trade Date:	June 18, 2024

Settlement Date (T+2):**	June 21, 2024

Security Description:

Senior Unsecured Notes

The Notes constitute a further issuance of the Issuer’s 5.900% Senior Notes due 2033, of which $400,000,000 aggregate principal amount was issued on October 10, 2023 (the “Existing Notes”). Upon settlement, the Notes will have the same CUSIP and will trade interchangeably with the Existing Notes. We expect the Notes to be fungible for U.S. federal income tax purposes with the Existing Notes. Immediately after giving effect to this offering, the total amount outstanding of our 5.900% Senior Notes due 2033 will be $725,000,000.

Principal Amount:	$325,000,000

Maturity Date:	November 15, 2033

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, beginning November 15, 2024. The interest payment on November 15, 2024 will include interest from, and including, May 15, 2024.

Coupon:	5.900%

Benchmark Treasury:	4.375% UST due May 15, 2034

Benchmark Treasury Price & Yield:	101-05+/ 4.228%

Spread to Benchmark Treasury:	+95 bps (0.950%)

Yield to Maturity:	5.178%

Public Offering Price:	105.209% of principal amount plus accrued interest from, and including, May 15, 2024

Accrued Interest Payable to Issuer:	$1,917,500 accrued from, and including, May 15, 2024, to but excluding anticipated date of settlement, June 21, 2024.

Net Proceeds (before expenses and accrued interest) to the Issuer:	$339,816,750 (104.559%)

Day Count Convention:	30/360

Optional Redemption Provisions:

The Notes may be redeemed, at the option of Atmos Energy Corporation, prior to August 15, 2033 (which is the date that is three months prior to the maturity date of the Notes), in whole or from time to time in part, at the “make-whole” redemption price.

The Notes may also be redeemed, at the option of Atmos Energy Corporation, at any time on or after August 15, 2033 (which is the date that is three months prior to the maturity date of the Notes), in whole or in part, at 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Call:	Make whole call at T+20 basis points

CUSIP/ISIN:	049560 AZ8 / US049560AZ81

Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Wells Fargo Securities, LLC MUFG Securities Americas Inc.

Co-Manager:	BOK Financial Securities, Inc. Comerica Securities, Inc. Huntington Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Notes will be made against payment therefor on or about June 21, 2024, which will be the second business day following the date of the pricing of the Notes (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally settle in one business day, and purchasers who wish to trade Notes on the date of pricing or any subsequent date that is prior to the first trading day preceding the date on which we deliver the Notes may be required, by virtue of the fact that the Notes initially settle in T+2, to specify alternate settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on such dates should consult their advisers.

Atmos Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Atmos Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Atmos Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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